RECEIVED

15 October 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

SUPPL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 15 October 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

07028184

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

enc.

c.c. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw

I/We acknowledge receipt of the above mentioned enclosure(s)

SIGNATURE: ....

NAME: ....

DATE: ....

11/27

华业集团有限公司
UOL Group Limited
Company Registration No 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

15 October 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

BY MAIL

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing the Announcement released on 15 October 2007 for your information.

Kindly acknowledge receipt on the duplicate of this letter.

Yours faithfully
for UOL GROUP LIMITED

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c: Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\4gracewong\letter\MEDIA\other announcements.doc
UOL/3.2.3/gw

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	UOL GROUP LIMITED
Company Registration No.	196300438C
Announcement submitted on behalf of	UOL GROUP LIMITED
Announcement is submitted with respect to *	UOL GROUP LIMITED
Announcement is submitted by *	Foo Thiam Fong Wellington
Designation *	Company Secretary
Date & Time of Broadcast	15-Oct-2007 19:09:12
Announcement No.	00176

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by UOL Group Limited's subsidiary, Hotel Plaza Limited - Award of tender for hotel site at Upper Pickering Street by Urban Redevelopment Authority
Description	
Attachments:	HPLpickeringsite.pdf Total size = **71K** (2048K size limit recommended)

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HOTEL PLAZA LIMITED (Company Registration No. 196800248D)

AWARD OF TENDER FOR HOTEL SITE AT UPPER PICKERING STREET BY URBAN REDEVELOPMENT AUTHORITY

The Board of Directors of Hotel Plaza Limited (the "**Company**") wishes to announce that the Urban Redevelopment Authority ("**URA**") has awarded the tender submitted by the Company for the "Land Parcel at Upper Pickering Street" ("**Site**"), subject to the conditions of tender as set out in the tender documents. A sum equivalent to approximately 5% of the tendered sale price of S$253.2 million ("**Tender Price**") will be paid within 7 days from the award of tender. The balance of the Tender Price is payable to URA in two instalments. The Tender Price shall be financed principally from bank borrowings and other funding options.

The Site which comprise an area of approximately 6,959 square metres, has a tenure of 99 years and plot ratio of 4.2. A subsidiary company will be incorporated by the Company to undertake the proposed development of the Site. It is intended that the proposed development will comprise a 350 to 400-room hotel and office block which may include small office home office units.

The acquisition and development of the Site will enable the Group to expand its core business and increase its hotel portfolio which comprises hotels in Singapore, Australia, China, Malaysia, Myanmar and Vietnam, with approximately 3,700 rooms.

Since the relative percentage under Rule 1006(c) of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Listing Manual relating to this transaction exceeds 20%, the Company has sought and obtained SGX-ST's waiver from the requirement to convene an extraordinary general meeting to seek shareholders' approval under Rule 1014 of the SGX-ST Listing Manual. Rules 1006(a), (b) and (d) of SGX-ST Listing Manual are not applicable.

The acquisition of the Site is not expected to have a material effect on the net tangible assets per share and earnings per share of the Group for the year ending 31 December 2007.

None of the directors and controlling shareholders of the Company has any interest, direct or indirect, in the acquisition of the Site.

Submitted by Foo Thiam Fong Wellington, Company Secretary on 15/10/2007 to the SGX.

END